Exhibit 16.1

June 9, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Avenue Financial Holdings, Inc. and under the date of March 30, 2015, we reported on the consolidated financial statements of Avenue Financial Holdings, Inc. as of and for the years ended December 31, 2014 and 2013. On June 4, 2015, we were dismissed. We have read Avenue Financial Holdings, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated June 9, 2015 and we agree with such statements, except that we are not in a position to agree or disagree with Avenue Financial Holdings, Inc.’s statements in the first paragraph that the change and the appointment of BKD, LLP as Avenue Financial Holdings, Inc.’s independent registered public accounting firm was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP